

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 24, 2008

<u>**Via U.S. Mail and Fax (404-885-8766)**</u>
Mr. Richard F. Smith
Chairman and Chief Executive Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      Re: Equifax, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 27, 2008
            File No. 001-06605

Dear Mr. Smith:

      We have reviewed your filings, including the documents incorporated therein by reference, and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item I. Business, page 2

1. In future filings, discuss the nature and extent of your relationship with the third party
    data compilers who provide information for your Direct Marketing Services and the over
    1,600 organizations that provide payroll data for TALX services.

North America Commercial Solutions, page 7

2. In future filings, describe your ownership and/or control of the Small Business Financial
    Exchange, Inc. (SBFE) database. We note the statement on page 7 that you manage the
    database with the "owners" of the data. We also note your statement on pages 10 and 11
    that you own or "control" such data. Please also discuss your ability to use such data
    when the agreement terminates in 2012.

Technology and Intellectual Property, page 10

3. In future filings, identify the duration of the Equifax trademark. See Item 101(c) of
    Regulation S-K. Also clarify the duration(s) of the licenses from Fair Isaac Corporation
    and, if material, disclose any early termination provisions in such licenses or your license
    from Seisint, Inc.

Item 5. Market for the Registrant's Common Equity…, page 26

4.   In future filings, provide the disclosure graph required by Item 201(e) of Regulation S-K.

Consolidated Financial Statements

2. Acquisitions

Purchase Price Allocation, page 72

5.   We note on page 72 that you are amortizing the acquired customer relationships over a
        weighted average useful life of 20.8 years. In the prior year, customer relationships had a
        weighted average useful life of 7.0 years. Tell us your basis for the weighted useful life
        of 20.8 years. Also, tell us your basis for the weighted useful lives of 6.0 for the
        proprietary database.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the

disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director